Free Writing Prospectus
Filed Pursuant to Rule 433
File No. 333-166470
August 13, 2010

Electromed, Inc.

Initial Public Offering of

1,700,000 shares of Common Stock, par value $0.01 per share

The information in this free writing prospectus relates only to this offering and should be read together with the preliminary prospectus, dated July 6, 2010 (the “Preliminary Prospectus”), included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (File No. 333-166470, the “Registration Statement”).  Electromed, Inc. filed Amendment No. 3 to the Registration Statement on July 22, 2010 (“Amendment No. 3”) and Amendment No. 4 to the Registration Statement on August 11, 2010 (“Amendment No. 4”).

This free writing prospectus sets forth the price and terms of the Initial Public Offering, the impact of such terms on assumptions made in the Preliminary Prospectus and in the most recent amendment to the Registration Statement, and clarifications and additions to information contained in the Preliminary Prospectus that have been disclosed in Amendment No. 3 and Amendment No. 4. The information contained herein supplements and updates the information contained in the Preliminary Prospectus.

Pricing Term Sheet:

Issuer:	Electromed, Inc., a Minnesota corporation.

Ticker/Exchange for common stock:	ELMD/Nasdaq Capital Market.

Title of securities:	Common Stock, par value $0.01 per share.

Shares offered by the issuer:	1,700,000 shares.

Underwriter’s option to purchase additional shares from the issuer:	255,000 shares.

Common stock to be outstanding after this offering:	7,887,885 shares (based on 6,187,885 shares of common stock outstanding as of June 30, 2010).

Initial public offering price:	$4.00 per share.

Underwriting discount per share:	$0.30 per share.

Net proceeds to the issuer:	$5.5 million, or approximately $6.4 million if the underwriter exercises in full its option to purchase additional shares to cover overallotments, if any.

Use of proceeds:

The issuer intends to use the proceeds from this offering to add employees to its Reimbursement, Patient Services and Administrative Departments; add members to its sales force and further develop its focus on institutional sales; continue its research and development efforts; and for general corporate purposes, including to finance equipment purchases and other capital expenditures in the ordinary course of business and to satisfy working capital needs. It may also use a portion of the net proceeds from this offering to reduce existing indebtedness.

Underwriter:	Feltl and Company, Inc.

Supplemental and Updated Information:

•	Electromed has revised the cover page of the Preliminary Prospectus and Amendment No. 4 to reflect the terms of the offering;

•

The “Summary—Our Growth Strategy” section contained on page 3 of the Preliminary Prospectus, and the “Business—Growth Strategy” section contained on page 44 of the Preliminary Prospectus, has been revised to disclose that:

o

In June 2008, Electromed entered into a relationship with a consultant to assist with obtaining contracts with hospital buying groups. Electromed chose not to renew the consulting contract when it expired in June 2010, but Electromed’s existing contracts with hospital group purchasing organizations remain in place and it intends to utilize its direct sales force to pursue additional contracts with hospital group purchasing organizations.

•	Electromed has revised “The Offering” section on page 5 of the Preliminary Prospectus and on page 6 of Amendment No. 4 as follows:

Common stock offered by us	1,700,000 shares

Common stock to be outstanding after this offering	7,887,885 shares (Based on 6,187,885 shares of common stock outstanding as of June 30, 2010 and the sale of 1,700,000 shares of common stock in this offering.)

Over-allotment option	The underwriter has a 45-day option to purchase up to 255,000 additional shares of common stock from us.

Initial public offering price	$4.00 per share

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $5.5 million (or approximately $6.4 million if the underwriter exercises in full its option to purchase additional shares to cover overallotments, if any).

We intend to use the proceeds from this offering to add employees to our Reimbursement, Patient Services and Administrative Departments; add members to our sales force and further develop our focus on institutional sales; continue our research and development efforts; and for general corporate purposes, including to finance equipment purchases and other capital expenditures in the ordinary course of business and to satisfy working capital needs. We may also use a portion of our net proceeds from this offering to reduce existing indebtedness. See “Use of Proceeds” for additional information.

Nasdaq Capital Market symbol	ELMD

•

The March 31, 2010, as adjusted column for Consolidated Balance Sheet Data in the “Summary Financial Data” section on page 7 of the Preliminary Prospectus and on page 8 of Amendment No. 4, has been revised as follows:

	June 30,		March 31, 2010
	2009	2008	Actual	As Adjusted(1)
	(dollars in thousands)		(Unaudited) (dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$362	$1,442	$535	$5,996
Inventories	1,179	850	1,253	1,253
Accounts Receivable	6,348	3,929	6,902	6,902
Current assets	8,413	6,545	9,333	14,794
Total assets	11,461	9,396	13,381	18,842
Current liabilities	2,098	2,627	4,218	4,218
Total liabilities	5,402	5,355	6,372	6,372
Total stockholders’ equity	6,059	4,041	7,009	12,470

(1)

As adjusted to reflect the sale of 1,700,000 shares of our common stock in this offering at the initial public offering price of $4.00 per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

•	Electromed has revised disclosure regarding dilution, contained in the “Risk Factors” section on page 23 of the Preliminary Prospectus and on page 25 of Amendment No. 4, to state that:

o

If you purchase shares of our common stock in this offering, you will experience immediate dilution in net tangible book value of $2.51 per share (based on the initial public offering price of $4.00 per share), because the price that you pay will be substantially greater than the adjusted net tangible book value per share of common stock that you acquire.

•

The “Use of Proceeds” section on page 27 of the Preliminary Prospectus and on page 29 of Amendment No. 4, has been revised to disclose that Electromed’s estimated net proceeds from its sale of shares of common stock in this offering will be approximately $5.5 million, or approximately $6.4 million if the underwriter exercises its over-allotment option in full, based on the initial public offering price of $4.00 per share, less estimated underwriting discounts and commissions and offering expenses payable by Electromed;

•	Electromed has revised the “Capitalization” section on page 28 of the Preliminary Prospectus and on page 30 of Amendment No. 4 as provided below;

•	Electromed has revised the “Dilution” section on page 29 of the Preliminary Prospectus and on page 31 of Amendment No. 4 as provided below;

•

Electromed has provided additional detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition and Allowance for Doubtful Accounts” section on page 31 of the Preliminary Prospectus, as follows:

o

We request that customers return to us previously-sold units that are no longer in use, in order to limit the possibility that such units would be resold by unauthorized parties or used by individuals without a prescription. The customer is under no obligation to return the product; however, we do reclaim the majority of previously sold units upon the discontinuance of patient usage. We have not obtained certification to recondition and resell returned units. Returned units are primarily used for warranty replacement parts and demonstration equipment. Returned products do not have significant value to us as the costs of becoming certified to resell, reclamation and reconditioning typically exceeds the costs of producing a new unit.

•

Electromed has made changes to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” section on pages 33 to 35 of the Preliminary Prospectus, as follows:

o

Due to higher expenditures relating to sales and marketing efforts and an increase to the number of sales and support staff, our selling, general and administrative expenses increased as a percentage of revenues from 51% in the nine months ended March 31, 2009 to 55% in the nine months ended March 31, 2010. We expect selling, general and administrative expenses to increase slightly during the remainder of fiscal 2010 compared to the third quarter of fiscal 2010 due to the hiring of three additional sales employees in the fourth quarter. We believe that selling, general and administrative expenses will decline as a percentage of revenue in fiscal 2011, as we expect our revenue growth to exceed our continued investment in sales and marketing infrastructure.

o

Net income for the nine months ended March 31, 2010 was approximately $863,000, or 8.1% of revenues, compared to approximately $1,154,000, or 12.1% of revenues, in the same period in fiscal 2009. The decrease in net income in dollars and as a percentage of revenues was primarily the result of increased expenditures on sales and marketing and research and development, as noted above.

o

Net income for the fiscal year ended 2009 was approximately $1,355,000, or 10.4% of revenues, compared to approximately $284,000, or 3.2% of revenues, in the same period in fiscal 2008. The increase in net income primarily resulted from higher sales volume in fiscal 2009, which led to increased revenues and gross profit, and a reduction in selling, general and administrative expenses as a percentage of revenues in fiscal 2009. Our selling, general and administrative expense was lower as a percentage of revenues in fiscal 2009 primarily due to the expiration and non-renewal of a contract with an outside sales representative in early fiscal 2009.

•

Electromed has revised the section entitled “Business—Properties” on page 61 of the Preliminary Prospectus to indicate that its principal headquarters and manufacturing facilities consist of approximately 24,000 total square feet.

•	Electromed has revised the disclosure contained in the “Management” section on page 63 of the Preliminary Prospectus, including to reflect that:

	o	Dr. George Winn, one of Electromed’s directors, is not deemed to be independent under the rules of the Nasdaq Capital Market.

o

Electromed intends to rely on SEC and Nasdaq rules and regulations that provide for phase-in periods for a company listing in connection with its initial public offering to satisfy requirements related to the independence of members of the Board of Directors and its committees.

•	Electromed has revised the disclosure contained in the section entitled “Shares Eligible for Future Sale” on page 73 of the Preliminary Prospectus, to indicate that:

o

Electromed expects that substantially all of the shares of common stock outstanding prior to the offering will be subject to transfer restrictions following the date of the offering. As of the date of the offering, the lock-up agreements executed by Electromed’s officers, directors, and holders of 5% or more of its outstanding common stock prior to the offering, which represent 2,981,479 shares of its common stock, restrict transfers and dispositions by such persons for a period of twelve months from the date of the offering, and lock-up agreements executed by holders of 3,133,504 shares of Electromed common stock restrict transfers and dispositions of such stock for a period of six months from the date of the offering;

o

The volume limitations imposed on Electromed shareholders who are deemed affiliates under Rule 144 of the Securities Act of 1933, as amended, would limit sales by such persons in excess of the greater of: (i) approximately 78,000 during any three-month period (based on the number of shares of Electromed common stock outstanding as of March 31, 2010 and the number of shares offered in the initial public offering); and (ii) the average weekly trading volume of Electromed common stock during the four calendar weeks preceding the sale.

•

The “Underwriting” section contained on page 75 of the Preliminary Prospectus has been revised to reflect that certain of Electromed’s directors and officers who are not associated with any broker or dealer may participate in the solicitation of purchasers for the shares to be sold by the underwriter in the offering, but such directors and officers will not receive any commission or compensation in connection therewith;

•

The “Underwriting” section contained on pages 75 to 77 of the Preliminary Prospectus and on pages 84 to 86 of Amendment No. 4 has been revised to state that Electromed’s common stock has been approved for listing on the Nasdaq Capital Market, to reflect the terms of the offering, and to provide per-share information regarding underwriting discounts, commissions, and expenses that Electromed is to pay to the underwriter in connection with the offering, as follows (the columns below show underwriting discounts and commissions and expenses assuming no exercise of the underwriter’s 255,000 share overallotment option and full exercise of the underwriter’s 255,000 overallotment option):

	No Exercise		Full Exercise
	Per Share	Total	Per Share	Total
Underwriting discount and commissions(1)	$0.30	$510,000	$0.30	$586,500
Non-accountable expense allowance (2)	$0.08	$136,000	$0.07	$136,000
Accountable expense allowance (3)	$0.01	$10,000	$0.00	$10,000
Underwriter’s counsel fees (3)	$0.07	$125,000	$0.06	$125,000

(1)

The foregoing table does not include the fair value of the warrant to be issued to the underwriter in connection with this offering, which is described below. We estimate the fair value of such warrant will be approximately $253,000 (or $291,000 if the over-allotment option is exercised in full).

(2)

Includes a $50,000 advance which will be returned in the event the offering is terminated, except to the extent of any actual out-of-pocket expenses incurred. The non-accountable expense allowance represents an amount equal to 2% of the gross offering proceeds, excluding any proceeds from the exercise of the underwriter’s over-allotment option (as required by FINRA Rules 5110(a)(3) and 5110(f)(2)(B)). Such allowance is payable to the underwriter in respect of expenses that need not be itemized.

(3)	All accountable expenses reimbursable to the underwriter, including the underwriter’s counsel fees, are limited to $135,000.

The “Capitalization” section on page 28 of the Preliminary Prospectus and on page 30 of Amendment No. 4 has been revised as follows:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of 1,700,000 shares of common stock in this offering at the initial public offering price of $4.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses and the application of the net proceeds from our sale of common stock in this offering.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2010 (Unaudited)
	Actual	As Adjusted
	(dollars in thousands)
Current maturities of long-term debt	$420	$420
Revolving line of credit	$1,268	$1,268
Long-term debt, less current maturities	$2,089	$2,089
Electromed, Inc. stockholders’ equity:
Common stock, $0.01 par value, 10,000,000 shares authorized, 6,082,885 shares issued and outstanding, actual; 10,000,000 shares authorized, 7,782,885 issued and outstanding, as adjusted	$61	$78
Additional paid-in capital	6,303	11,747
Retained earnings	727	727
Common stock subscriptions receivable for shares outstanding	(82)	(82)

Total stockholders’ equity	$7,009	$12,470

The information set forth in the table excludes 589,567 shares of common stock issuable upon exercise of outstanding warrants with a weighted-average exercise price of $3.28 per share.

The “Dilution” section on page 29 of the Preliminary Prospectus and on page 31 of Amendment No. 4 has been revised as follows:

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock immediately after completion of this offering. Our net tangible book value as of March 31, 2010, was approximately $5.8 million, or $0.95 per share of common stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less our total liabilities divided by the number of shares of common stock outstanding.

After giving effect to our sale of shares at the initial public offering price of $4.00 per share, deducting estimated underwriting discounts and commissions and offering expenses, and applying the net proceeds from this sale, the as adjusted net tangible book value of our common stock, as of March 31, 2010, would have been approximately $11.6 million, or $1.49 per share. This amount represents an immediate increase in net tangible book value to our existing shareholders of $0.54 per share and an immediate dilution to new investors of $2.51 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$4.00
Net tangible book value per share as of March 31, 2010, before giving effect to this offering	$0.95
Increase per share attributable to new investors	$0.54
As adjusted net tangible book value per share after this offering		$1.49
Dilution per share to new investors in this offering		$2.51

If the underwriter exercises its over-allotment option in full, there will be an increase in as adjusted net tangible book value to existing shareholders of $0.61 per share and an immediate dilution in as adjusted net tangible book value to new investors of $2.44 per share.

The following table summarizes, as of March 31, 2010, on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing shareholders and by new investors, based upon the initial public offering price of $4.00 per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	6,082,885	78.2%	$6,108,696	47.3%	$1.00
New investors	1,700,000	21.8%	$6,800,000	52.7%	$4.00
Total	7,782,885	100.0%	$12,908,696	100.0%

The discussion and tables above assume no exercise of outstanding warrants to purchase common stock. As of March 31, 2010, there were 589,567 shares of common stock issuable upon the exercise of outstanding warrants having a weighted average exercise price of $3.28 per share. To the extent such warrants are exercised, there may be further dilution to investors purchasing common stock in this offering. In addition, the discussion and tables above exclude the impact of 170,000 shares of common stock (or 195,500 shares, if the overallotment option is exercised in full) issuable upon exercise of warrants to be issued to the underwriter in connection with this offering that will remain outstanding after this offering at an exercise price equal to 120% of the initial public offering price. Because the exercise price for such warrants will be greater than the initial public offering price, the exercise of such warrants would not result in any additional dilution to new investors in this offering.

* * *

Electromed, Inc. (“Electromed”) has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates (the “Offering”). Before you invest, you should read the prospectus included in Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-166470) and the other documents Electromed has filed with the SEC for more complete information about Electromed and this Offering. You may get these documents and other documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Electromed, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Feltl and Company toll-free at (866) 655-3431.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

 All statements in this free writing prospectus relating to Electromed’s expectations or beliefs about future events are “forward-looking statements.” Forward-looking statements in this free writing prospectus include but are not limited to: (i) Electromed’s anticipated net proceeds from the Offering and intended use thereof; (ii) Electromed’s intention to utilize its direct sales force to pursue additional contracts with hospital group purchasing organizations; (iii) Electromed’s expectations with respect to selling, general and administrative expenses and net income; (iv) Electromed’s intent to rely on and comply with phase-in periods for director independence requirements; and (v) Electromed’s expectations relating to restrictions on sale for shares of its common stock that were outstanding prior to the Offering. Such statements are based on expectations and assumptions as of the date they were made, and known and unknown risks and uncertainties may cause results to differ from the expectations that were expressed. Examples of such risks and uncertainties are described in the sections entitled “Risk Factors” and “Information Regarding Forward-Looking Statements” contained in Electromed’s Registration Statement on Form S-1, as amended (File No. 333-166470).

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